EXHIBIT 99.1

For Immediate Release:  May 7, 2008

For More Information, Contact:

William D. Patterson, Senior Vice President and Chief Financial Officer

Phone:  603-913-2300

Fax: 603-913-2305

Pennichuck Corporation Announces First Quarter 2008 Earnings

MERRIMACK, NH (May 7, 2008) – Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its first quarter ended March 31, 2008 was $2.5 million, or $.59 per share (basic), up from $162,000, or $.04 per share, for the same quarter in 2007. This increase was primarily attributable to a non-operating after-tax gain of approximately $2.3 million from the first quarter 2008 sale of the Company’s interests in three commercial office buildings (the “HECOP’s”) in Merrimack, New Hampshire.  The first quarter of 2008 also benefited from a $337,000 increase in consolidated operating income, offset in part by higher 2008 interest expense in the amount of $207,000.  The increase in consolidated operating income was due principally to rate relief granted to the Company’s Pennichuck Water and Pennichuck East utility subsidiaries since the first quarter of 2007.  Excluding the after-tax gain from the sale of the HECOP’s, earnings per share for the first quarter of 2008 would have been approximately $.05 per share (basic).  Included in the results for the first quarter of 2007 is a $132,000 non-operating pre-tax gain from the sale of a cell tower lease.

Consolidated revenues for the first quarter of 2008 were $6.7 million, as compared to $6.0 million for the same quarter in 2007.  As indicated above, the revenue increase was due principally to rate relief granted to Pennichuck Water and Pennichuck East since the first quarter of 2007. Additionally, the Company experienced 2.3% combined water utility customer growth during the three months ended March 31, 2008 as compared to the three months ended March 31, 2007, resulting in a total combined customer base of approximately 33,000 at March 31, 2008.

Net eminent domain defense costs for the quarters ended March 31, 2008 and 2007 were immaterial.  Commenting on the Company’s eminent domain dispute with the City of Nashua, New Hampshire, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “In January 2005, the New Hampshire Public Utilities Commission (“NHPUC”) ruled that whether any of the assets of Pennichuck Water could be taken by the City would be dependent on a determination by the NHPUC to be made after a hearing as to what was in the public interest.  That hearing was completed in September 2007, and we now await a decision by the NHPUC.  As we do, we remain vehemently opposed to a taking of any assets by eminent domain.  We wholeheartedly believe that any such taking is not in the public interest and we are confident about the merits of our case before the NHPUC.”  He added that, “It should be noted that no portion of the Company’s more than $7 million in cumulative eminent domain-related costs incurred since 2003 have been charged or allocated to our three water utilities and, accordingly, no portion of such costs are reflected in water rates.”

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities.  Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts.  The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.

Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.”  The Company’s website is at www.pennichuck.com.

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation.  Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the timing and results of eminent domain proceedings before the New Hampshire Public Utilities Commission; the possible impact thereof on business operations and net assets; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and, the impact of weather.  Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements.  We undertake no obligation to update or revise publicly any forward-looking statements.

Pennichuck Corporation
Comparative Financial Results

	2008	2007
Quarter Ended March 31:
Consolidated Revenues	$6,742,000	$5,993,000
Operating Income	$1,006,000	$669,000
Net Income	$2,490,000	$162,000
Earnings Per Share:
Basic	$0.59	$0.04
Diluted	$0.58	$0.04
Average Shares Outstanding:
Basic	4,230,728	4,217,788
Diluted	4,271,220	4,251,984

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